Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

CONVERSION OF CONVERTIBLE NOTES

Reference is made to the announcements of Graphex Group Limited (the “Company”) dated 19 January 2021, 28 January 2021, 29 January 2021, 1 February 2021, 1 March 2021, 15 March 2021, 12 April 2021, 26 April 2021, 10 May 2021, 24 May 2021, 27 May 2021, 7 June 2021, 30 June 2021, 14 July 2021, 21 July 2021, 23 July 2021, 24 August 2021, 10 September 2021, 10 November 2021, 10 January 2022, 16 February 2022, 31 March 2022, 29 September 2022, 26 October 2022 and 30 December 2022 and 31 March 2023 (the “Announcements”) and the circular of the Company dated 30 June 2021 (the “Circular”) in relation to the Subscription. Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Announcements and Circular.

CONVERSION OF CONVERTIBLE NOTES

The Company has on 3 April 2023 received a conversion notice from Komir Limited as Noteholder in respect of the exercise of the Conversion Rights attached to a Convertible Notes with the principal amount of US$2,500,000 at the initial conversion price of HK$0.65 per Ordinary Share, as a result the Company on 12 April 2023 allotted and issued 29,807,692 Conversion Shares to Komir Limited (the “Conversion”).

These 29,807,692 Conversion Shares rank pari passu in all respects among themselves and with all other existing Ordinary Shares in issue and they represent approximately 4.16% of the total issued Ordinary Shares of the Company before the Conversion and approximately 3.99% of the total issued Ordinary Shares of the Company as enlarged by the allotment and issue of the 29,807,692 Conversion Shares upon the Conversion.

EFFECT ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Immediately before the Conversion, the Company had 716,877,687 Ordinary Shares and 323,657,534 Preference Shares in issue. After the Conversion and as at the date of this announcement, the Company has 746,685,379 Ordinary Shares and 323,657,534 Preference Shares in issue. For illustrative purpose only, the shareholding structure of the Ordinary Shares and the Preference Shares (i) immediately before the Conversion and (ii) immediately after the issue of the 29,807,692 Conversion Shares is set out below:

Shareholders	Immediately before the Conversion				Immediately after the Conversion
	Number of Ordinary Shares	%	Number of Preference Shares	%	Number of Ordinary Shares	%	Number of Preference Shares	%
Chan Yick Yan Andross (Note 1)	97,920,887	13.66	—	—	97,920,887	13.11	—	—
PBLA Limited	75,123,669	10.48	—	—	75,123,669	10.06	—	—
Lau Hing Tat Patrick (Note 2)	55,215,444	7.7	—	—	55,215,444	7.39	—	—
Tycoon Partners Holdings Limited	—	—	323,657,534	100	—	—	323,657,534	100
Komir Limited	—	—	—	—	29,807,692	3.99	—	—
Other public Ordinary Shareholders	488,617,687	68.16	—	—	488,617,687	65.45	—	—
Total	716,877,687	100.00	323,657,534	100	746,685,379	100.00	323,657,534	100

Notes:

1.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 7,232,000 Ordinary Shares by himself, 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him and is interested in 1,980,000 Ordinary Shares held by his spouse.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Ordinary Share(s)”	the ordinary shares of HK$0.01 each in the share capital of the Company

“Preference Share(s)”	the non-voting and non-convertible preference share(s) of HK$0.01 each in the share capital of the Company

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 12 April 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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